UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             Tel-Save Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176195
                                 --------------
                                 (CUSIP Number)

                                George P. Farley
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 15, 1998
             ------------------------------------------------------
             (Date of Even Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               (Page 1 of 8 Pages)

CUSIP No. 879176105              13D                           Page 2 of 8 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                     George P. Farley
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                            4,200,286
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                          1,200,000
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                       4,200,286
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                     1,200,000
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                5,400,286
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------

CUSIP No. 879176105               13D                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                              Borislow Family Grantor
                                                          Retained Annuity Trust
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (c)       [ ]
      (d)       [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                             Pennsylvania
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                            4,000,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                  0
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                       4,000,000
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                             0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                4,000,000
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 OO
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

Item 1.  Security Issuer.
-------  ----------------

     This statement relates to the common stock, par value $.0l per share (the "Common Stock"), of Tel-Save Holdings, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 6805 Route 202, New Hope, Pennsylvania 18938.

Item 2.  Identity and Background.
-------  ------------------------

     (a) Name: This Statement is being filed by George P. Farley (the "Reporting Person"). The filing of this Statement shall not be construed as an admission
(i) that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, or (ii) that this Schedule is legally required to be filed by the Reporting Person.

     (b) Residence or Business Address: The business address of the Reporting Person is 6805 Route 202, New Hope, Pennsylvania 18938.

     (c)  Principal   Occupation/Business:   The  principal  occupation  of  the
Reporting Person is Chief Financial Officer and Treasurer of the Company.

     (d) Criminal Convictions: The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Court or Administrative Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 5 of 8 Pages

Item. 3 Source and Amount of Funds and Other Consideration.
------- ---------------------------------------------------

     Not applicable

Item 4.  Purpose of Transaction.
-------  -----------------------

     On June 15, 1998, solely for estate tax planning purposes, Daniel Borislow (the "Grantor") transferred 4,000,000 shares of Common Stock to a trust (the "Trust"), the sole trustee of which is the Reporting Person. The Trust is required to make payments over a three year period to the Grantor and then distribute any remaining Trust assets to the Grantor's children. The Reporting Person has sole power to vote and dispose of the shares of Common Stock that the Grantor transferred to the Trust.

     The Reporting Person, along with the Grantor and the Grantor's wife, is a director of the D&K Charitable Foundation (the "Foundation"), and in that capacity shares the power to vote and dispose of the 1,200,000 shares of Common Stock that the Foundation currently holds. The Reporting Person also is the Managing Member of Black Brook Capital, LLC, which holds 200,286 shares of Common Stock.

     The Reporting Person has no present plans, proposals or intentions that relate to or would result in any of the following actions: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) any extraordinary corporate transactions involving the Company or any of its subsidiaries, such as a merger, reorganization or liquidation; (iii) selling or transferring a material amount of assets of the Company or any of its subsidiaries; (iv) changing the current board of directors or management of the Company; (v) materially changing the Company's capitalization, dividend policy, business or corporate structure; (vi) making any change in the Company's charter or bylaws; (vii) taking any other action which might impede the acquisition of control of the Company by any person; (vii) causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing any class of the Company's equity securities to become

                                                               Page 6 of 8 Pages

eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) taking any action similar to any of those enumerated above.

     The Reporting Person is the Chief Financial Officer, the Treasurer, and a Director of the Company. In these capacities, the Reporting Person may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of the Company; extraordinary corporate transactions involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company; materially changing the present capitalization or dividend policy of the Company; making other material changes in the Company's business or corporate structure; changing the Company's charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Company; causing the Common Stock to no longer be quoted on the Nasdaq National Market System; causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

     The Reporting Person, for himself and in his capacities as the trustee of the Trust and a director of the Foundation, will review on a continuous basis investments in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Reporting Person, for himself and in his capacities as the trustee of the Trust and a director of the Foundation, may in the future take such actions in respect of the investments in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold shares or disposing of shares of Common Stock. Under the terms of the Trust, the Reporting Person is also authorized to transfer shares of Common Stock to the Grantor. Additionally, it is possible that the Reporting Person could seek to acquire additional shares, for himself or in his capacities as the trustee of the Trust and a director of the Foundation, although he has no current

                                                               Page 7 of 8 Pages

plans to do so. In reaching any conclusion as to the foregoing matters, the Reporting Person, for himself and in his capacity as the trustee of the Trust and a director of the Foundation, may take into consideration various factors such as the Company business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of, investment goals of, and other business opportunities available to himself and to the Trust and the Foundation, developments with respect to the Reporting Person's, the Trust's, and the Foundation's business, general economic conditions, the market price for the Common Stock and stock market conditions.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of the date hereof, the Trust beneficially owns 4,000,000 shares of Common Stock(approximately 6.27% of the outstanding shares of Common Stock), and the Foundation beneficially owns 1,200,000 shares of Common Stock (approximately 1.88% of the outstanding shares of Common Stock). The Reporting Person could be deemed to own beneficially an aggregate of 5,400,286 shares of Common Stock (approximately 8.47% of the outstanding shares of Common Stock), which number includes the 4,000,000 shares of Common Stock beneficially owned by the Trust and the 1,200,000 shares beneficially owned by the Foundation.

     (b) The Reporting Person has shared power to vote and dispose of the 1,200,000 shares of Common Stock held by the Foundation, and sole power to vote and dispose of the remaining 4,200,286 shares of Common Stock that he could be deemed to own beneficially.

     (c)  See Item 4.

     (d)  Not Applicable.

     (e)  Not Applicable.

                                                               Page 8 of 8 Pages

         Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of
Item 6.  the Issuer.
-------  --------------------------------------------

     Not Applicable.

Item 7.  Materials To Be Filed as Exhibits.
-------  ----------------------------------

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1998

                                                  /s/ George P. Farley
                                                   -------------------
                                                      George P. Farley